MAXXAM 1994 EXECUTIVE BONUS PLAN


        I.   Definitions.

             The following terms have the meanings indicated unless a different meaning is clearly required by the context.

             1.1 "Affiliate" means, for purposes of Section 1.8 of this Plan, any member of the MAXXAM Inc. or Kaiser Aluminum Corporation affiliated groups for Federal income tax purposes under section 1504 of the Code.

             1.2 "Board of Directors" means the board of directors of the Company.

             1.3 "Code" means the Internal Revenue Code of 1986, as amended and as may be amended from time to time.

             1.4 "Committee" means the Compensation Committee of the Board of Directors or a designated subcommittee thereof.

             1.5  "Company" means MAXXAM Inc., a Delaware corporation.

             1.6 "Consolidated Financial Results" means net income or loss before cumulative effect of changes in accounting principles as reported for the Company and its subsidiaries in the Company's annual consoli-dated statement of operations prepared in accordance with generally accepted accounting principles.

             1.7 "Earnings per Share" means net income or loss per common and common equivalent share as reported for the Company and its subsidiaries in the Company's annual consolidated statement of operations prepared in accordance with generally accepted accounting principles.

             1.8 "Extraordinary Transaction" means one transaction or a series of integrated transactions carried out by the Company and/or its Affiliates involving an acquisition or disposition of securities (including capital stock, bonds and partnership interests) or other assets from or to nonaffiliated entities, which securities or assets have an aggregate fair market value greater than $100 million at the time of the transaction or transactions.

             1.9 "Participant" means an officer of the Company whose base salary is equal to or in excess of $600,000.

             1.10 "Plan" means this MAXXAM 1994 Executive Bonus Plan.

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          II.  Purpose.

               The purpose of the Plan is to provide performance incentives to each Participant, who is or may be a "covered employee" within the meaning of Section 162(m) of the Code, while securing, to the extent practicable, a tax deduction by the Company for payments of additional incentive compensation to each such Participant. Any bonus compensa-tion which may be earned under this Plan is in addition to, and in no way affects or supplants, such Participant's salary and his or her eligibility under the Company's discretionary bonus program.
          It is the Committee's intent under this Plan to identify those performance criteria for which each Participant is largely responsible and the achievement of which would be of great benefit to the Company, and to award a bonus for such achievement, such bonus to be in addition to any other compensation such Participant may be eligible to receive from the Company.

          III. Performance Goals.

               3.1 Prior to the first day of each fiscal year of the Company (or such later date as may be permitted under regulations under Section 162(m) of the Code), the Committee shall set specific performance goals for each Participant for such year under each of the following overall business criteria:

               (a) Improvement in Consolidated Financial Results (which may be either a decrease in net loss or an increase in net income);

               (b) The completion, as defined in advance by the Committee, of one or more specific business development projects identified by the Committee;

               (c) The completion of an Extraordinary Transaction, completion being defined for this purpose to mean the approval or ratification of such transaction(s) by resolution of the board of directors of the Company or the relevant Affiliate and the execution by all parties to such transaction(s) of a binding written agreement in respect thereto;

               (d) Improvement in Earnings per Share (which may be either a decrease in net loss per share or an increase in net income per share);

               (e) The achievement of a predetermined level of net income or loss, as determined in advance by the Committee, for the principal divisions of the Company and its subsidiaries, based upon their respective plans for the year.

          IV.  Bonus Awards.

               4.1 At the time that annual performance goals are set for each Participant pursuant to Section 3.1, the Committee shall establish with respect to each such goal a bonus opportunity for the year that is related to such Participant's base salary at the start of the year that takes account of the achievement of such goal; provided, however, that the Committee shall have absolute discretion to reduce the actual bonus payment(s) that would otherwise be payable to


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          such Participant on the basis of achievement of any one or more of the performance goals under any of the five categories set out in Section
          3.1 above.

               4.2 The bonuses hereunder for any Participant shall in no event exceed an aggregate of $3,000,000 with respect to any fiscal year.

               4.3 Bonuses determined under the Plan shall be paid to the Participants in cash as soon as practicable following the end of the fiscal year; provided, however, that no such payment shall be made until the Committee has certified in writing (in the manner prescribed under applicable regulations under the Code) that the performance goals and any other material terms related to the award were in fact satisfied.

               4.4 In the event that a Participant retires, takes a leave of absence or otherwise terminates his employment prior to the end of a fiscal year end, such Participant shall receive the full amount of any bonuses earned hereunder as of such termination date, and any bonus amounts not determinable at such termination date shall be pro-rated to reflect his or her actual term of service. The Committee, in its sole discretion, may reduce or refuse to pay such prorated bonus(es).

          V.   Administrative Provisions.

               5.1 The Plan shall be administered by the Committee, which shall be comprised solely of two or more members of the Board of Directors who satisfy the requirements set forth in applicable regulations under 162(m) of the Code.

               5.2 The Plan was adopted by the Board of Directors on March 30, 1994, subject to shareholder approval, and shall take effect retroactively beginning with the fiscal year of the Company that starts January 1, 1994. No payments shall be made under the Plan prior to the time such approval is obtained in accordance with applicable law. The Board of Directors may at any time terminate, suspend or amend the Plan, in whole or part, including by adoption of amendments deemed necessary or advisable to correct any defect or supply an omission or reconcile any inconsistency in the Plan so long as stockholder approval is obtained if required by Section 162(m) of the Code.

               5.3 The Plan shall be governed by and construed in accordance with the laws of the state of Texas without regard to principles of choice of laws.